Exhibit 99.1

Cardiome to present at Bloom Burton & Co. Healthcare Investor Conference

NASDAQ: CRME   TSX: COM

VANCOUVER, June 11, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME) (TSX: COM) today announced that William Hunter, M.D., President & CEO of Cardiome, will present an update on the company's progress at the Bloom Burton & Co. Healthcare Investor Conference at the Toronto Board of Trade on June 18, 2014 in Toronto. Cardiome's corporate presentation will be available on the company website at www.cardiome.com following Dr. Hunter's presentation.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:30e 11-JUN-14